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                                                                  EXHIBIT (A)(7)


Contact:                                                       IMMEDIATE RELEASE
Lilly H. Donohue
Vice President, Fortress
212 798-6118

                     ICH ANNOUNCES FIRST QUARTER RESULTS AND
                   $5.75 PER SHARE CASH TENDER OFFER FOR UP TO
                      2,020,367 SHARES OF ITS COMMON STOCK

NEW YORK, April 24, 2000 - Impac Commercial Holdings, Inc. (the "Company" or "ICH": AMEX-ICH) today announced net income of $1,392,000, or $0.14 per diluted common share, for the quarter ended March 31, 2000, compared to a net loss of $220,000, or $(0.03) per diluted common share, for the quarter ended March 31, 1999. As previously announced, the Company will pay a first quarter cash dividend of $0.125 per common share, payable on May 3, 2000 to stockholders of record at the close of business on April 19, 2000.

The Company also announced that its Board of Directors has authorized the repurchase of up to 2,020,367 shares of its common stock for a cash purchase price of $5.75 per share, representing approximately 20 percent of the common shares outstanding, calculated assuming conversion of outstanding preferred shares. The cash purchase price represents a premium of 19.5 percent over the April 20, 2000 closing price of $4.8125. The tender offer will only be made pursuant to offering materials being distributed to stockholders and will commence on April 24, 2000 and expire at 12:00 Midnight, New York City Time, on May 19, 2000 (unless extended). Merrill Lynch & Co. and PaineWebber Incorporated are acting as Dealer-Managers for the tender offer. The Board of Directors is not making any recommendation to the stockholders as to whether or not they should tender any shares pursuant to the offer. Members of the Board of Directors and Executive Officers have agreed not to participate in the tender offer.

Net income for the first quarter of 2000 was higher than the corresponding quarter of the previous year as a result of a modification of the Company's business plan to focus on investments primarily in commercial mortgage-backed securities ("CMBS"), to temporarily curtail the mortgage conduit operations and to sell non-strategic assets. During the first quarter of 2000, the Company substantially completed repositioning its investment portfolio with the acquisition of approximately $70 million of CMBS.


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Wesley Edens, Chief Executive Officer, stated "The repositioning of the investment portfolio is now substantially complete. Despite the difficult period associated with the redirection of the Company during 1999, we believe that 2000 will be a profitable year, and that going forward, the Company will be well-positioned to achieve excellent risk adjusted returns. In addition, completion of a successful tender offer should further enhance stockholder value as well as provide immediate liquidity to certain stockholders."

ICH was established in 1997 and was formed to pursue opportunities in the commercial mortgage sector.

This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. The Company's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. As discussed in the Company's filings with the Securities and Exchange Commission, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, increases in costs and other general competitive factors.

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